UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVIANCA HOLDINGS S.A.

Bogotá, October 22, 2014

In September 2014

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED CLOSE TO 2.2 MILLION PASSENGERS

•	In September 2014, Avianca Holdings and its subsidiaries carried close to 2.2 million passengers, a 12.2% increase over the same period in 2013, reaching a load factor of 79.0%

•	For 3Q 2014, Avianca Holdings and its subsidiaries carried close to 6.9 million passengers, a 7.5% increase over the same period in 2013

In September, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,183,710 passengers, up 12.2% compared to September 2013. Capacity, measured in ASKs (available seat kilometers), increased by 9.6%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 8.4%. The load factor for the month was 79.0%.

Domestic markets in Colombia, Peru and Ecuador

In September, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,321,218 travelers, up 15.9% compared to September 2013. Capacity (ASKs) increased 16.2%, while passenger traffic (RPKs) increased 12.8%. As a result, the load factor for the month was 74.4%.

International markets

In September, the affiliated airlines of Avianca Holdings transported 862,492 passengers on international routes, up 7.0% compared to September 2013. Capacity (ASKs) increased 7.9%, while passenger traffic (RPKs) grew about 7.3%. The load factor for the month was 80.3%.

Operational Statistics	Sep-14	Sep-13	Δ YOY	3Q 2014	3Q 2013	Δ YOY	YTD 2014	YTD 2013	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,184	1,946	12.2%	6,853	6,373	7.5%	19,321	18,298	5.6%
ASK (mm)[2]	3,415	3,115	9.6%	10,683	10,067	6.1%	30,466	28,925	5.3%
RPK (mm)[3]	2,698	2,488	8.4%	8,689	8,253	5.3%	24,180	23,248	4.0%
Load Factor [4]	79.0%	79.9%	-0.9 p.p.	81.3%	82.0%	-0.7 p.p.	79.4%	80.4%	-1.0 p.p.

Domestic Market
PAX (K)[1]	1,321	1,140	15.9%	4,036	3,669	10.0%	11,411	10,604	7.6%
ASK (mm)[2]	767	661	16.2%	2,283	2,084	9.5%	6,469	6,032	7.3%
RPK (mm)[3]	571	506	12.8%	1,753	1,614	8.6%	4,975	4,638	7.3%
Load Factor [4]	74.4%	76.6%	-2.2 p.p.	76.8%	77.4%	-0.6 p.p.	76.9%	76.9%	0.0 p.p.

International Market
PAX (K)[1]	862	806	7.0%	2,816	2,705	4.1%	7,909	7,694	2.8%
ASK (mm)[2]	2,648	2,455	7.9%	8,400	7,983	5.2%	23,996	22,893	4.8%
RPK (mm)[3]	2,127	1,982	7.3%	6,937	6,639	4.5%	19,205	18,610	3.2%
Load Factor [4]	80.3%	80.7%	-0.4 p.p.	82.6%	83.2%	-0.6 p.p.	80.0%	81.3%	-1.3 p.p.

[1]	Pax: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor: Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

*	About Avianca Holdings S.A. Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca),Tampa Cargo SA incorporated in Colombia, Aerolineas Galapagos SA Aerogal incorporated in Ecuador, and the TACA Group companies: TACA International Airlines SA, incorporated in El Salvador, Lineas Aereas Costarricenses SA, LACSA, incorporated in Costa Rica, Transamérican Airlines SA TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales SA, SANSA, incorporated in Costa Rica, Aerotaxis La Costeña SA, incorporated in Nicaragua and Isleña de Inversiones SA de CV ISLEÑA, incorporated in Honduras.

Investor Relations Officer

Andres Felipe Ruiz

+571 587 77 00 Ext. 2474

Andres.ruiz@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2014

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
Name:	Elisa Murgas
Title:	General Secretary, Vice- President of Legal Affairs